Exhibit 99.1

FOR IMMEDIATE RELEASE	August 23, 2006

NOVA Chemicals provides update on restructuring progress

Pittsburgh, PA - NOVA Chemicals Corporation (NYSE, TSX: NCX) today provided an update regarding progress toward the restructuring goals announced in a news release on June 26, 2006. The company will reach a cost-reduction rate of $45 million per year by the end of the third quarter of 2006 and remains on-track to meet its restructuring cost-reduction target of at least $65 million per year by the end of the fourth quarter of 2006.

NOVA Chemicals will take an after-tax charge of approximately $30 million in the third quarter of 2006 to reflect restructuring costs. To date, 20 of a total of 64 senior management positions have been eliminated in the restructuring. As previously announced, a total of approximately 375 positions will be eliminated to support cost-reduction objectives.

NOVA Chemicals produces plastics and chemicals that are essential to everyday life.  Our employees develop and manufacture materials for customers worldwide that produce consumer, industrial and packaging products.  We work with a commitment to Responsible Care® to ensure effective health, safety, security and environmental stewardship.  Company shares are traded on the Toronto and New York stock exchanges as NCX.

Visit NOVA Chemicals on the Internet at www.novachemicals.com.

Media inquiries, please contact:
Greg Wilkinson – Vice President, Public Affairs
Tel: 412.490.4166

Investor Relations inquiries, please contact:
Chris Bezaire – Vice President, Investor Relations
Tel: 412.490.5070

Forward-looking Information

The information in this news release contains forward-looking statements, including the statements that the company will reach a cost-reduction rate of $45 million per year by the end of the third quarter of 2006; the company remains on-track to meet its restructuring cost-reduction target of at least $65 million per year by the end of the fourth quarter of 2006; and the company will take an after-tax charge of approximately $30 million in the third quarter of 2006 to reflect restructuring costs.  By their nature, forward-looking statements require NOVA Chemicals to make assumptions and are subject to inherent risks and uncertainties.  There is significant risk that predictions, forecasts, conclusions and projections will not prove to be accurate, that NOVA Chemicals’ assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections.  Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking statements include: uncertainties regarding commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; starting up and operating facilities; the impact of competition; uncertainties associated with the North American, South American, European, and Asian economies and other risks detailed from time-to-time in the publicly filed disclosure documents and securities commissions reports of NOVA Chemicals. NOVA Chemicals’ forward-looking statements are expressly qualified in their entirety by this cautionary statement. In addition, the forward-looking statements are made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update these forward-looking statements to reflect new information, subsequent events or otherwise.

Responsible Care® is a registered trademark of the Canadian Chemical Producers’ Association (CCPA) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.